SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

PAMPA ENERGIA S.A.

(Name of Issuer)
American Depositary Shares, each representing 25 shares of common stock

(Title of Class of Securities)
697660207

(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 697660207	SCHEDULE 13G	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS AUTONOMY CAPITAL (JERSEY) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 871,718
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 871,718
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,718
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.66%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 697660207	SCHEDULE 13G	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS AUTONOMY CAPITAL RESEARCH LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 871,718
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 871,718
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,718
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.66%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 697660207	SCHEDULE 13G	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS AUTONOMY AMERICAS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 871,718
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 871,718
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,718
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.66%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 697660207	SCHEDULE 13G	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS AUTONOMY CAPITAL RESEARCH TWO LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 871,718
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 871,718
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,718
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.66%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 697660207	SCHEDULE 13G	Page 6 of 10 Pages

1		NAME OF REPORTING PERSONS ROBERT GIBBINS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 871,718
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 871,718
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,718
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.66%
12		TYPE OF REPORTING PERSON IN, HC

CUSIP No. 697660207	SCHEDULE 13G	Page 7 of 10 Pages

Item 1.	(a) Name of Issuer

Pampa Energia S.A. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

Ortiz de Ocampo 3302, Building #4, C1425DSR, Buenos Aires, Argentina

Item 2.	(a) Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)  Autonomy Capital (Jersey) L.P. (“Autonomy Jersey”);

ii)  Autonomy Capital Research LLP (“Autonomy Research”);

iii)  Autonomy Americas LLC (“Autonomy Americas”);

iv) Autonomy Capital Research Two Limited (“Autonomy Research Two”); and

v) Robert Gibbins (“Mr. Gibbins”).

This Statement relates to the ADS (as defined herein) held for the account of each of Autonomy Master Fund Limited (“Master Fund I”), Autonomy Master Fund II Limited (“Master Fund II”), and a separately managed account. Autonomy Jersey serves as the investment manager to each of Master Fund I, Master Fund II, and the separately managed account. Each of Autonomy Research, Autonomy Americas, and Autonomy Research Two serves as a sub-investment manager to each of Master Fund I, Master Fund II, and the separately managed account. Mr. Gibbins is director of Autonomy Jersey and Autonomy Research Two, partner of Autonomy Research, and president of Autonomy Americas. In such capacities, each of the Reporting Persons may be deemed to have beneficial ownership over the ADS (as defined herein) held for the account of each of Master Fund I, Master Fund II, and the separately managed account.

(b) Address of Principal Business Office, or, if none, Residence

The address of the principal business office of Autonomy Jersey, Autonomy Research Two, and Mr. Gibbins is Conway House, 7-9 Conway Street St. Helier, JE2 3NT, Jersey.

The address of the principal business office of Autonomy Research is 8-11 Denbigh Mews, London SW1V 2HQ, United Kingdom.

The address of the principal business office of Automony Americas is 90 Park Avenue, 31st Floor New York, NY 10016.

(c) Citizenship

i) Autonomy Jersey is a Jersey limited partnership;

ii) Autonomy Research is a United Kingdom limited liability partnership;

iii) Autonomy Americas is a Delaware limited liability company;

iv) Autonomy Research Two is a Jersey limited company; and

v) Mr. Gibbins is British.

(d) Title of Class of Securities

American Depositary Shares ("ADS"), each representing 25 shares of common stock ("Common Stock")

(e) CUSIP No.:

697660207

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

CUSIP No. 697660207	SCHEDULE 13G	Page 8 of 10 Pages

Item 4. Ownership:

Item 4(a) Amount Beneficially Owned:

As of December 31, 2014, each of the Reporting Persons may be deemed the beneficial owner of 871,718 ADS. This amount consists of: A) 338,954 ADS held for the account of Master Fund I; B) 490,481 ADS held for the account of Master Fund II; and C) 41,873 ADS held for a separately managed account.

Item 4(b) Percent of Class:

As of December 31, 2014, each of the Reporting Persons may be deemed the beneficial owner of 1.66% of outstanding shares of Common Stock.

Item 4(c) Number of Shares of which such person has:

Autonomy Jersey, Autonomy Research, Autonomy Americas, Autonomy Research Two, and Mr. Gibbins:

i) Sole power to vote or direct the vote: 0

ii) Shared power to vote or direct the vote: 871,718

iii) Sole power to dispose or direct the disposition of: 0

iv) Shared power to dispose or direct the disposition of: 871,718

Item 5. Ownership of Five Percent or Less of a Class

X

 Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

 Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See disclosure in Item 2 hereof.

 Item 8. Identification and Classification of Members of the Group

Not Applicable

 Item 9. Notice of Dissolution of Group

Not Applicable

 Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 697660207	SCHEDULE 13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2015

AUTONOMY CAPITAL (JERSEY) L.P.

By:	/s/ Robert Gibbins
	Name:	Robert Gibbins
	Title:	Director

AUTONOMY CAPITAL RESEARCH LLP

By:	/s/ Robert Gibbins
	Name:	Robert Gibbins
	Title:	Partner

AUTONOMY AMERICAS LLC

By:	/s/ Robert Gibbins
	Name:	Robert Gibbins
	Title:	President

AUTONOMY CAPITAL RESEARCH TWO LIMITED

By:	/s/ Robert Gibbins
	Name:	Robert Gibbins
	Title:	Director

ROBERT GIBBINS

By:	/s/ Robert Gibbins

CUSIP No. 697660207	SCHEDULE 13G	Page 10 of 10 Pages

 JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree that the statement on Schedule 13G with respect to the American Depositary Shares of Pampa Energia S.A., dated as of February 9, 2015 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 9th day of February 2015.

AUTONOMY CAPITAL (JERSEY) L.P.

By:	/s/ Robert Gibbins
	Name:	Robert Gibbins
	Title:	Director

AUTONOMY CAPITAL RESEARCH LLP

By:	/s/ Robert Gibbins
	Name:	Robert Gibbins
	Title:	Partner

AUTONOMY AMERICAS LLC

By:	/s/ Robert Gibbins
	Name:	Robert Gibbins
	Title:	President

AUTONOMY CAPITAL RESEARCH TWO LIMITED

By:	/s/ Robert Gibbins
	Name:	Robert Gibbins
	Title:	Director

ROBERT GIBBINS

By:	/s/ Robert Gibbins